Exhibit 99.1

INVESTOR

NEWS

Third quarter 2016

October 27, 2016

Fresenius Medical Care AG & Co. KGaA

COMPLETE OVERVIEW OF THE RESULTS FOR THE THIRD QUARTER AND NINE MONTHS 2016

October 27, 2016

Investor Relations

phone: +49 6172 609 2525

fax: +49 6172 609 2301

email: ir@fmc-ag.com

Content:

Statement of earnings	page 9
Segment information	page 10
Balance sheet	page 11
Cash flow	page 12
Revenue development	page 13
Key metrics	page 14
Quality data	page 15
Reconciliation	page 16

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Copyright by Fresenius Medical Care AG & Co. KGaA

Fresenius Medical Care reports strong third quarter and confirms full year guidance

•                  Group revenue +9% (+9% at constant currency), driven by a strong performance in Health Care services

•                  EBIT growth in line with revenue growth, supported by very good development in Latin America and Asia-Pacific

•                  Significant net income growth of 27% (+17% excluding special items1)

•                  Care Coordination with positive growth momentum (revenue +29%) and improved sequential margin of 5% (+60 basis points) in line with expectations

•                  Full year 2016 guidance confirmed

Key figures — third quarter and first nine months 2016:

$ million	Q3 2016	Q3 2015	Growth yoy	9m 2016	9m 2015	Growth yoy
Net revenue	4,598	4,231	+9%	13,224	12,390	+7%
Operating income (EBIT)	670	614	+9%	1,851	1,665	+11%
Net income[2]	333	262	+27%	855	713	+20%
Net income (excl. special items)[1,2]	333	284	+17%	855	735	+16%
Basic earnings per share (in $)	1.09	0.86	+26%	2.80	2.34	+19%

“We are very pleased with our performance in the third quarter of 2016, which is the result of a strong execution in all regions, the success of our Global Efficiency Program as well as further expansion of our global footprint,” said Rice Powell, Chief Executive Officer of Fresenius Medical Care. “Care Coordination services maintain excellent growth momentum which will help us to extend our range of health care services even further. Based on our strong result for the third quarter, we hereby confirm our guidance for the full-year 2016.”

Revenue & earnings

Net revenue for the third quarter improved by 9% and reached $4,598 million (+9% at constant currency), mainly driven by a strong performance in Health Care services. Contributing revenues of $3,734 (+10%), Health Care services was largely supported by an improvement in US revenue per treatment (+$3) as well as a strong organic growth. Dialysis

1  2015 basis adjusted for special items (net income effect): divestiture of dialysis service business in Venezuela (-$27m), sale of European marketing rights for certain renal pharmaceuticals (+$5m)

2  Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA products revenue increased by 4% to $864 million in the third quarter, mainly driven by higher sales of machines, dialyzers and products for acute care.

Net revenue in the first nine months of 2016 increased by 7% (Health Care services revenue +8%/+9% at constant currency; dialysis products revenue +2%/+4% at constant currency).

In the third quarter, operating income (EBIT) increased by 9% to $670 million, in line with revenue growth. The operating income margin increased by 10 basis points to 14.6%, underlining a stable earnings quality. The increase in EBIT margin was mainly driven by the positive development in Latin America after the divestiture of our dialysis service business in Venezuela in the previous year’s third quarter as well as a strong performance in Asia-Pacific. The EBIT margin in North America was impacted by higher personnel expenses for dialysis services, partially offset by lower costs for health care supplies and a higher volume with commercial payers.

For the first nine months of 2016, operating income (EBIT) increased by 11% to $1,851 million.

Net interest expense in the third quarter remained at the previous year’s level ($100 million). For the first nine months of 2016, net interest expense increased by 1% to $308 million, mainly due to lower interest income as a result of the repayment of interest bearing notes receivables in the fourth quarter of 2015, partially offset by a lower debt level.

Income tax expense decreased by 2% to $164 million in the third quarter. This translates into an effective tax rate of 28.8%, a decrease of 400 basis points compared to the third quarter of 2015 (32.8%). This decrease was mainly driven by a lower tax expense as a result of released tax liabilities in the third quarter of 2016 due to tax audit settlements with tax authorities, as well as a favorable impact from the prior-year non-tax deductible loss from the divestiture of our dialysis service business in Venezuela.

For the first nine months of 2016, income tax expense increased to $471 million, translating into an effective tax rate of 30.5% (-190 basis points).

Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA increased by 27% to $333 million in the third quarter. Excluding the 2015 impacts of (i) the after tax loss, $26.9 million, from the divestment of our dialysis service business in Venezuela and (ii) the realized portion of the after tax gain, $4.8 million, from the sale of our European marketing rights for certain renal pharmaceuticals to our joint venture, Vifor Fresenius Medical Care Renal

Pharma, net income increased from $284 million to $333 million (+17%) in the third quarter. Based on approximately 306.0 million shares (weighted average number of shares outstanding), basic earnings per share (EPS) increased from $0.86 to $1.09 (+26%); EPS excluding special items increased from $0.93 to $1.09 (+17%).

For the first nine months of 2016, net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA increased by 20% to $855 million.

Segment development

In the third quarter, North America revenue increased by 10% to $3,300 million (72% of total revenue). Health Care services revenue grew by 10% to $3,068 million, of which Care Coordination contributed $618 million (+29%), supported by significant organic revenue growth of 24%. Dialysis care revenue contributed $2,450 million (+6%), driven by increased revenue per treatment and higher volumes of dialysis treatments with commercial payers. Dialysis products revenue grew by 7% to $232 million, due to increased product sales (especially machines and dialyzers). Operating income in North America came in at $536 million (+4%). The operating income margin of 16.2% was in line with the second quarter of 2016, but weaker than the previous year’s third quarter (-90 basis points). This decline was mainly attributable to higher personnel expenses, a cost impact related to the vesting of long term incentive plan grants and growth in lower-margin Care Coordination, partially offset by lower cost for health care supplies. The operating income margin in Care Coordination came in at 5.0%, an increase of 60 basis points over the second quarter 2016, but below the previous year’s third quarter margin of 6.8%.

For the first nine months of 2016, North America revenue increased by 9% to $9,512 million. Operating income increased by 16% to $1,486 million.

EMEA revenue increased by 2% to $675 million in the third quarter of 2016 (+4% at constant currency). Health Care services revenue for the EMEA segment increased by 8% (+10% at constant currency) to $335 million. This was mainly the result of contributions from acquisitions (8%), partially offset by the negative effect of exchange rate fluctuations (2%). Dialysis treatments increased by 9% in the third quarter. Dialysis products revenue decreased by 3% (-1% at constant currency) to $340 million. The decrease was driven by lower sales of renal drugs (whose marketing rights were sold in 2015) and dialyzers, partially offset by higher sales of machines and bloodlines. Operating income in the EMEA segment decreased by 4% to $125 million in the third quarter due to the prior-year impact from the gain resulting from the sale of European marketing rights for certain renal pharmaceuticals, an unfavorable impact from manufacturing costs as well as higher bad debt expense. This was partially offset by favorable foreign exchange effects. The operating income margin decreased to 18.5% (-120 basis points).

For the first nine months of 2016, EMEA revenue increased by 1% to $1,982 million (+4% at constant currency) and operating income decreased by 3% to $395 million.

Asia-Pacific revenue grew by 13% (+8% at constant currency) to $427 million in the third quarter. The region recorded $192 million in Health Care services revenue, based on an increase of 5% in dialysis treatments. With an 11% growth in revenue to $235 million (+12% at constant currency), the product business showed an excellent sales performance across the entire dialysis products range. Operating income showed a significant increase (+25%) to $85 million. The operating income margin increased substantially to 19.8% (+190 basis points). This was primarily driven by the positive impact from overall business growth and favorable foreign exchange effects.

For the first nine months of 2016, Asia-Pacific revenue grew by 8% to $1,198 million (+8% at constant currency) and operating income increased by 3% to $225 million.

Latin America delivered revenue of $192 million, an increase of 9% and an impressive improvement of 27% at constant currency. Health Care services revenue increased by 6% to $139 million (+31% at constant currency) as a result of higher organic revenue per treatment primarily driven by a retrospective reimbursement rate increase, contributions from acquisitions and growth in same market treatments, partially offset by the effect of the divested dialysis care business in Venezuela. Dialysis treatments increased by 1% in the third quarter. Dialysis products revenue increased by 19% to $53 million (+18% at constant currency), as a result of higher sales of dialyzers, concentrates and bloodlines. Operating income came in at $20 million supported by the impact from higher revenue in the region, partially offset by unfavorable foreign currency effects and higher costs mainly related to inflation. The operating margin increased to 10.5%.

For the first nine months of 2016, Latin America revenue decreased by 10% to $520 million (+13% at constant currency) and operating income increased by 86% to $47 million.

Cash flow

In the third quarter of 2016, the company generated $439 million in net cash provided by operating activities, representing 9.5% of revenue ($579 million in the third quarter of 2015). The decrease was primarily attributable to a discretionary cash contribution of $100 million to Fresenius Medical Care’s pension plan assets in the United States. The number of DSO (days sales outstanding) came in at 72 days, an increase of 2 days compared to the second quarter of 2016.

In the first nine months of 2016, the company generated net cash provided by operating activities of $1,296 million, representing 9.8% of revenue.

Employees

As of September 30, 2016, Fresenius Medical Care had 108,851 employees (full-time equivalents) worldwide, compared to 102,591 employees at the end of September 2015. This increase of 6% was primarily attributable to our continued organic growth.

Recent events: Acquisition of Sandor Nephro Services in India

In September 2016, Fresenius Medical Care acquired 85% of equity interest in the Indian dialysis group Sandor Nephro Services from a group of investors. Established in 2011, Sandor Nephro Services is India’s second largest dialysis care provider. Under the brand name “Sparsh Nephrocare” the company operates a network of more than 50 dialysis centers across the country. With the acquisition, Fresenius Medical Care has clearly strengthened its core business in one of the fastest growing economies of the world. Sandor Nephro Services is expected to generate revenue of around $3 million in full year 2016. Fresenius Medical Care expects the investment to be accretive in 2017 on earnings after tax.

Outlook 2016 confirmed

Based on the positive business development in the first nine months 2016, Fresenius Medical Care confirms its full year outlook 2016. The company expects a currency-adjusted revenue growth between +7% and +10% for 2016. Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA is expected to increase by +15% to +20% over the previous year.

Conference call

Fresenius Medical Care will hold a conference call to discuss the results of the third quarter & first nine months 2016 on Thursday, October 27, 2016 at 3.30 p.m. CEDT/ 9.30 a.m. EDT. The company invites investors to follow the live webcast of the call at the company’s website www.freseniusmedicalcare.com in the “Investors/Events” section. A replay will be available shortly after the call.

Please refer to our statement of earnings included at the end of this news and to the attachments as separate excel- and PDF-files for a complete overview of the results for the third quarter/first nine months 2016.

Fresenius Medical Care is the world’s largest provider of products and services for individuals with renal diseases, of which around 2.8 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,579 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 306,366 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with the core business, the company focuses on expanding the range of additional medical services in the field of care coordination.

For more information about Fresenius Medical Care, visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Statement of earnings

	Three months ended September 30			Nine months ended September 30
in US$ million, except share data, unaudited	2016	2015	Change	2016	2015	Change

Health Care revenue	3,839	3,506	9.5%	11,061	10,249	7.9%
Less: patient service bad debt provision	105	104	0.8%	341	320	6.7%
Net Health Care revenue	3,734	3,402	9.8%	10,720	9,929	8.0%
Dialysis products revenue	864	829	4.2%	2,504	2,461	1.8%
Total net revenue	4,598	4,231	8.7%	13,224	12,390	6.7%

Costs of revenue	3,126	2,849	9.7%	9,036	8,527	6.0%
Gross profit	1,472	1,382	6.5%	4,188	3,863	8.4%
Selling, general and administrative	787	742	6.0%	2,278	2,120	7.4%
Research and development	44	35	25.6%	120	100	19.7%
Income from equity method investees	(29)	(9)	221.3%	(61)	(22)	177.1%
Operating income (EBIT)	670	614	9.2%	1,851	1,665	11.2%

Interest income	(10)	(6)	51.8%	(38)	(80)	-51.8%
Interest expense	110	106	3.7%	346	384	-9.6%
Interest expense, net	100	100	0.6%	308	304	1.4%
Income before taxes	570	514	10.9%	1,543	1,361	13.4%
Income tax expense	164	168	-2.5%	471	441	6.6%
Net income	406	346	17.4%	1,072	920	16.6%
Less: Net income attributable to noncontrolling interests	73	84	-13.0%	217	207	5.0%
Net income attributable to shareholders of FMC AG & Co. KGaA	333	262	27.0%	855	713	20.0%

Operating income (EBIT)	670	614	9.2%	1,851	1,665	11.2%
Depreciation and amortization	197	179	9.3%	573	537	6.7%
EBITDA	867	793	9.2%	2,424	2,202	10.1%
EBITDA margin	18.8%	18.7%		18.3%	17.8%

Weighted average number of shares	305,972,432	304,738,291		305,602,983	304,201,787

Basic earnings per share	$1.09	$0.86	26.5%	$2.80	$2.34	19.4%
Basic earnings per ADS	$0.54	$0.43	26.5%	$1.40	$1.17	19.4%

In percent of revenue
Costs of revenue	68.0%	67.3%		68.3%	68.8%
Gross profit	32.0%	32.7%		31.7%	31.2%
Operating income (EBIT)	14.6%	14.5%		14.0%	13.4%
Net income attributable to shareholders of FMC AG & Co. KGaA	7.2%	6.2%		6.5%	5.8%

Segment information

	Three months ended September 30			Nine months ended September 30
unaudited	2016	2015	Change	2016	2015	Change

Total
Revenue in US$ million	4,598	4,231	8.7%	13,224	12,390	6.7%
Operating income (EBIT) in US$ million	670	614	9.2%	1,851	1,665	11.2%
Operating income margin in %	14.6%	14.5%		14.0%	13.4%
Delivered EBIT in US$ million	597	530	12.7%	1,634	1,458	12.1%
Days sales outstanding (DSO)				72	71
Employees (full-time equivalents)				108,851	102,591

North America
Revenue in US$ million	3,300	3,013	9.6%	9,512	8,730	9.0%
Operating income (EBIT) in US$ million	536	515	4.0%	1,486	1,284	15.7%
Operating income margin in %	16.2%	17.1%		15.6%	14.7%
Delivered EBIT in US$ million	466	435	7.2%	1,276	1,085	17.6%
Days sales outstanding (DSO)				55	52

U.S.
Revenue per dialysis treatment in US$	350	347	1.0%	350	345	1.4%
Cost per dialysis treatment in US$	278	273	1.9%	281	282	-0.6%

EMEA
Revenue in US$ million	675	659	2.5%	1,982	1,956	1.4%
Operating income (EBIT) in US$ million	125	130	-3.5%	395	405	-2.6%
Operating income margin in %	18.5%	19.7%		19.9%	20.7%
Delivered EBIT in US$ million	124	129	-3.6%	393	403	-2.7%
Days sales outstanding (DSO)				108	112

Asia-Pacific
Revenue in US$ million	427	378	13.0%	1,198	1,107	8.2%
Operating income (EBIT) in US$ million	85	68	25.4%	225	219	2.5%
Operating income margin in %	19.8%	17.9%		18.7%	19.8%
Delivered EBIT in US$ million	83	65	26.6%	220	213	3.0%
Days sales outstanding (DSO)				110	111

Latin America
Revenue in US$ million	192	176	9.2%	520	576	-9.8%
Operating income (EBIT) in US$ million	20	-8	n.a.	47	25	85.8%
Operating income margin in %	10.5%	-4.7%		9.1%	4.4%
Delivered EBIT in US$ million	20	-8	n.a.	47	25	87.5%
Days sales outstanding (DSO)				144	132

Corporate
Revenue in US$ million	4	5	-43.0%	12	21	-46.7%
Operating income (EBIT) in US$ million	(96)	(91)	5.6%	(302)	(268)	11.9%
Delivered EBIT in US$ million	(96)	(91)	5.7%	(302)	(268)	11.9%

Balance sheet

	September 30	December 31
in US$ million, except debt/EBITDA ratio	2016	2015
	(unaudited)	(audited)
Assets
Current assets	7,218	6,768
Goodwill and Intangible assets	14,307	13,863
Other non-current assets	5,133	4,734
Total assets	26,658	25,365

Liabilities and equity
Current liabilities	5,254	4,149
Long-term liabilities	8,943	9,692
Noncontrolling interests subject to put provisions and other temporary equity	1,223	1,028
Total equity	11,238	10,496
Total liabilities and equity	26,658	25,365

Equity/assets ratio	42%	41%

Debt
Short-term debt	721	109
Short-term debt from related parties	99	19
Current portion of long-term debt and capital lease obligations	891	664
Long-term debt and capital lease obligations, less current portion	7,174	7,854
Total debt	8,885	8,646

Debt/EBITDA ratio	2.6	2.8

In accordance with ASU 2015-17 (Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes) as of December 31, 2015 deferred taxes previously recorded in current assets and liabilities have been reclassified to noncurrent assets and liabilities in the amount of US$216 million and US$36 million, respectively.  As a result of deferred tax netting, noncurrent assets and liabilities were then adjusted in the amount of US$168 million.

Cash flow statement

	Three months ended September 30		Nine months ended September 30
in US$ million, unaudited	2016	2015	2016	2015
Operating activities
Net income	406	346	1,072	920
Depreciation / amortization	197	179	573	537
Change in working capital and other non-cash items	(164)	54	(349)	(45)
Net cash provided by operating activities	439	579	1,296	1,412
In percent of revenue	9.5%	13.7%	9.8%	11.4%

Investing activities
Purchases of property, plant and equipment	(242)	(230)	(748)	(647)
Proceeds from sale of property, plant and equipment	6	6	14	11
Capital expenditures, net	(236)	(224)	(734)	(636)

Free cash flow	203	355	562	776
In percent of revenue	4.4%	8.4%	4.3%	6.3%

Acquisitions and investments, net of cash acquired, and purchases of intangible assets	(83)	(65)	(387)	(166)
Proceeds from divestitures	46	8	193	42
Acquisitions and investments, net of divestitures	(37)	(57)	(194)	(124)
Free cash flow after investing activities	166	298	368	652

Revenue development

in US$ million, unaudited	2016	2015	Change	Change at cc	Organic growth	Same market treatment growth[1]

Three months ended September 30
Total revenue	4,598	4,231	8.7%	9.2%	7.4%
Net Health Care	3,734	3,402	9.8%	10.3%	7.8%	3.0%
Dialysis products	864	829	4.2%	4.8%	5.7%

North America	3,300	3,013	9.6%	9.6%	7.4%
Net Health Care	3,068	2,794	9.8%	9.8%	7.4%	3.3%[2]
Thereof Net Care Coordination revenue	618	480	29.0%	29.0%	24.0%
Thereof Net Dialysis Care revenue	2,450	2,314	5.8%	5.8%	4.0%	2.7%
Dialysis products	232	219	6.5%	6.5%	6.6%

EMEA	675	659	2.5%	4.1%	1.7%
Net Health Care	335	309	8.3%	10.3%	3.2%	3.8%
Dialysis products	340	350	-2.6%	-1.4%	0.5%

Asia-Pacific	427	378	13.0%	8.2%	8.4%
Net Health Care	192	168	15.0%	3.2%	3.8%	4.3%
Dialysis products	235	210	11.4%	12.1%	12.1%

Latin America	192	176	9.2%	27.5%	28.2%
Net Health Care	139	131	6.0%	30.6%	31.5%	2.0%
Dialysis products	53	45	18.6%	18.2%	18.5%

Corporate	4	5	-43.0%	-43.3%

Nine months ended September 30
Total revenue	13,224	12,390	6.7%	8.2%	6.9%
Net Health Care	10,720	9,929	8.0%	9.2%	7.3%	3.3%
Dialysis products	2,504	2,461	1.8%	4.3%	5.3%

North America	9,512	8,730	9.0%	9.0%	7.1%
Net Health Care	8,838	8,087	9.3%	9.3%	7.3%	3.7%[3]
Thereof Net Care Coordination revenue	1,704	1,382	23.4%	23.4%	19.2%
Thereof Net Dialysis Care revenue	7,134	6,705	6.4%	6.4%	4.8%	3.2%
Dialysis products	674	643	4.9%	4.9%	5.0%

EMEA	1,982	1,956	1.4%	3.9%	2.5%
Net Health Care	967	919	5.1%	8.5%	3.3%	3.7%
Dialysis products	1,015	1,037	-2.0%	-0.1%	1.7%

Asia-Pacific	1,198	1,107	8.2%	8.0%	8.4%
Net Health Care	538	496	8.5%	2.8%	3.7%	4.9%
Dialysis products	660	611	8.0%	12.2%	12.2%

Latin America	520	576	-9.8%	13.3%	18.6%
Net Health Care	377	427	-11.7%	15.5%	21.8%	1.9%
Dialysis products	143	149	-4.2%	6.8%	10.0%

Corporate	12	21	-46.7%	-46.8%

1 same market treatment  growth = organic growth less price effects

² U.S. (excl. Mexico), same market treatment growth North America: 2.7%

³ U.S. (excl. Mexico), same market treatment growth North America: 3.2%

cc = constant currency. Changes in revenue include the impact of changes in foreign currency exchange rates. We use the non-GAAP financial measure at Constant Exchange Rates or Constant Currency to show changes in our revenue without giving effect to period-to-period currency fluctuations. Under U.S. GAAP, revenues received in local (non-U.S. dollar) currency are translated into U.S. dollars at the average exchange rate for the period presented. Once we translate the local currency revenues for the Constant Currency, we then calculate the change, as a percentage, of the current period revenues using the prior period exchange rates versus the prior period revenues. This resulting percentage is a non-GAAP measure referring to a change as a percentage at Constant Currency.

We believe that revenue growth is a key indication of how a company is progressing from period to period and that the non-GAAP financial measure Constant Currency is useful to investors, lenders, and other creditors because such information enables them to gauge the impact of currency fluctuations on a company’s revenue from period to period. However, we also believe that the usefulness of data on Constant Currency period-over-period changes is subject to limitations, particularly if the currency effects that are eliminated constitute a significant element of our revenue and significantly impact our performance. We therefore limit our use of Constant Currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency revenue into U.S. dollars. We do not evaluate our results and performance without considering both Constant Currency period-over-period changes in non-U.S. GAAP revenue on the one hand and changes in revenue prepared in accordance with U.S. GAAP on the other. We caution the readers of this report to follow a similar approach by considering data on Constant Currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue prepared in accordance with U.S. GAAP. We present the fluctuation derived from U.S. GAAP revenue next to the fluctuation derived from non-GAAP revenue. Because the reconciliation is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.

Key metrics North America segment

	Three months ended September 30			Nine months ended September 30
unaudited	2016	2015	Change	2016	2015	Change

Care Coordination
Net revenue in US$ million	618	480	29.0%	1,704	1,382	23.4%
Operating income (EBIT) in US$ million	31	33	-5.2%	66	85	-21.9%
Operating income margin in %	5.0%	6.8%		3.9%	6.1%
Delivered EBIT in US$ million	26	22	15.6%	44	52	-15.4%

Dialysis
Net revenue in US$ million	2,682	2,533	5.9%	7,808	7,348	6.3%
Operating income (EBIT) in US$ million	505	482	4.6%	1,420	1,199	18.4%
Operating income margin in %	18.8%	19.1%		18.2%	16.3%
Delivered EBIT in US$ million	440	413	6.8%	1,232	1,033	19.2%

Key metrics Care Coordination

	Nine months ended September 30
unaudited	2016	2015	Growth in %
North America
Member months under medical cost management1)	281,964	111,867	152%
Medical cost under management (in US$ million)1)	2,036	965	111%
Care Coordination patient encounters	4,057,022	3,774,936	7%

1) The 2016 metrics may be understated due to a physician mapping issue related to the BPCI program within a CMS system which has not yet been resolved. Additionally, data presented for the metrics are subject to finalization by CMS, which may result in changes from previously reported metrics.

Key metrics Dialysis Care Services

	Nine months ended September 30
unaudited	Clinics	Growth in %	De novos	Patients	Growth in %	Treatments	Growth in %
Total	3,579	5%	80	306,366	5%	34,654,614	4%

North America	2,277	3%	49	187,611	4%	21,551,727	5%

EMEA	701	8%	15	59,233	10%	6,594,063	8%
Asia-Pacific	369	15%	12	29,358	13%	2,956,107	5%
Latin America	232	1%	4	30,164	0%	3,552,717	-4%

Quality data

	North America		EMEA		Latin America		Asia-Pacific
in % of patients	Q3 2016	Q2 2016	Q3 2016	Q2 2016	Q3 2016	Q2 2016	Q3 2016	Q2 2016

Clinical Performance
Single Pool Kt/v > 1.2	97	98	96	96	93	92	x	97
No catheter (> 90 days)	86	84	81	81	81	82	x	91
Hemoglobin = 10-12 g/dl	73	73	77	77	52	52	x	58
Hemoglobin = 10-13 g/dl	79	78	77	77	67	69	x	66
Albumin > 3.5 g/dl1)	77	81	91	90	88	90	x	87
Phosphate < 5.5 mg/dl	64	63	76	76	76	77	x	71
Calcium = 8.4-10.2 mg/dl	84	83	75	73	75	74	x	75
Hospitalization days	9.8	10.0	9.4	9.4	3.7	3.6	x.x	4.0

Demographics
Average age (in years)	63	62	64	64	58	59	x	64
Average time on dialysis (in years)	4.0	3.9	5.6	5.6	5.2	5.2	x.x	5.0
Average body weight (in kg)	83	83	72	73	68	68	x	63
Prevalence of diabetes (in%)	61	61	32	32	26	25	x	44

1) International standard BCR CRM470

Reconciliation of non U.S. GAAP financial measures to the most directly comparable U.S. GAAP financial measures

	Three months ended September 30		Nine months ended September 30
in US$ million, unaudited	2016	2015	2016	2015
Delivered EBIT reconciliation
Total
Operating income (EBIT)	670	614	1,851	1,665
less noncontrolling interests	(73)	(84)	(217)	(207)
Delivered EBIT	597	530	1,634	1,458

North America
Operating income (EBIT)	536	515	1,486	1,284
less noncontrolling interests	(70)	(80)	(210)	(199)
Delivered EBIT	466	435	1,276	1,085

Care Coordination
Operating income (EBIT)	31	33	66	85
less noncontrolling interests	(5)	(11)	(22)	(33)
Delivered EBIT	26	22	44	52

Dialysis
Operating income (EBIT)	505	482	1,420	1,199
less noncontrolling interests	(65)	(69)	(188)	(166)
Delivered EBIT	440	413	1,232	1,033

EMEA
Operating income (EBIT)	125	130	395	405
less noncontrolling interests	(1)	(1)	(2)	(2)
Delivered EBIT	124	129	393	403

Asia-Pacific
Operating income (EBIT)	85	68	225	219
less noncontrolling interests	(2)	(3)	(5)	(6)
Delivered EBIT	83	65	220	213

Latin America
Operating income (EBIT)	20	(8)	47	25
less noncontrolling interests	—	—	—	—
Delivered EBIT	20	(8)	47	25

Corporate
Operating income (EBIT)	(96)	(91)	(302)	(268)
less noncontrolling interests	—	—	—	—
Delivered EBIT	(96)	(91)	(302)	(268)

Reconciliation of net cash provided by operating activities to EBITDA1)
Total EBITDA			2,424	2,202
Interest expense, net			(308)	(304)
Income tax expense			(471)	(441)
Change in working capital and other non-cash items			(349)	(45)
Net cash provided by operating activities			1,296	1,412

Annualized EBITDA2)
Operating income (EBIT)			2,519	2,333
Depreciation and amortization			755	724
Non-cash charges			101	74
Annualized EBITDA			3,375	3,131

1) EBITDA is the basis for determining compliance with certain covenants in Fresenius Medical Care’s long-term debt instruments.

2) EBITDA: including largest acquisitions.

Reconciliation of non U.S. GAAP financial measures to the most directly comparable U.S. GAAP financial measures

	Three months ended September 30		Nine months ended September 30
in US$ million, unaudited	2016	2015	2016	2015
Operating performance excluding one-time items
Total
Operating income (EBIT)	670	614	1,851	1,665
Special items	—	18	—	18
Divestiture of dialysis service business in Venezuela	—	26	—	26
Sale of European marketing rights for certain renalpharmaceuticals[1]	—	(8)	—	(8)

Operating income (EBIT) excluding special items	670	632	1,851	1,683

North America
Operating income (EBIT)	536	515	1,486	1,284
Special items	—	—	—	—
Operating income (EBIT) excluding special items	536	515	1,486	1,284

EMEA
Operating income (EBIT)	125	130	395	405
Special items	—	(8)	—	(8)
Operating income (EBIT) excluding special items	125	122	395	397

Asia-Pacific
Operating income (EBIT)	85	68	225	219
Special items	—	—	—	—
Operating income (EBIT) excluding special items	85	68	225	219

Latin America
Operating income (EBIT)	20	(8)	47	25
Special items	—	26	—	26
Operating income (EBIT) excluding special items	20	18	47	51

Corporate
Operating income (EBIT)	(96)	(91)	(302)	(268)
Special items	—	—	—	—
Operating income (EBIT) excluding special items	(96)	(91)	(302)	(268)

Total
Delivered EBIT	597	530	1,634	1,458
Special items	0	18	0	18
Delivered EBIT excluding special items	597	548	1,634	1,476

Net income[2]	333	262	855	713
Special items	—	22	—	22
Divestiture of dialysis service business in Venezuela	—	27	—	27
Sale of European marketing rights for certain renal pharmaceuticals[1]	—	(5)	—	(5)
Net income excluding special items[2]	333	284	855	735

1 to our Joint Venture Vifor Fresenius Medical Care Renal Pharma

2 attributable to shareholders of FMC AG & Co. KGaA

CONTACT

Fresenius Medical Care AG & Co. KGaA

Investor Relations

61352 Bad Homburg v. d. H.

Germany

www.freseniusmedicalcare.com

Oliver Maier

Head of Investor Relations &

Corporate Communications

Tel. +49 6172 609 2601

Fax +49 6172 609 2301

email: ir@fmc-ag.com

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Fresenius Medical Care AG & Co. KGaA

Investor Relations

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